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Schedule 13G/A                                                       Page 1 of 6


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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 13G/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)


                                  QUOVADX, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74913K106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                DECEMBER 31, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


   Check the appropriate box to designate the rule pursuant to which this
   Schedule is Filed:

   [ ] Rule 13d-1(b)

   [ ] Rule 13d-1(c)

   [X] Rule 13d-1(d)


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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Schedule 13G/A                                                       Page 2 of 6


CUSIP No.    74913K106
             ---------
--------------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                   James B. Hoover
--------------------------------------------------------------------------------
         2.   Check the Appropriate Box if a Member of a Group (See
              Instructions)
              (a) [X]

              (b) [ ]
--------------------------------------------------------------------------------
         3.   SEC Use Only
--------------------------------------------------------------------------------
         4.   Citizenship or Place of Organization  United States of America
--------------------------------------------------------------------------------
Number of Shares   5.    Sole Voting Power      34,838
Beneficially       ------------------------------------------------------------
Owned by Each      6.    Shared Voting Power   475,926*
Reporting Person   ------------------------------------------------------------
With               7.    Sole Dispositive Power       34,838
                   ------------------------------------------------------------
                   8.    Shared Dispositive Power    475,926*
--------------------------------------------------------------------------------
         9. Aggregate Amount Beneficially Owned by Each Reporting Person 530,764** and ***
--------------------------------------------------------------------------------
         10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
         11.  Percent of Class Represented by Amount in Row (9) 1.8%** and ***
--------------------------------------------------------------------------------
         12.  Type of Reporting Person (See Instructions)

              IN
--------------------------------------------------------------------------------

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Schedule 13G/A                                                       Page 3 of 6


CUSIP No.    74913K106
             ---------
--------------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

              Dauphin Capital Partners I, L.P.
--------------------------------------------------------------------------------
         2.   Check the Appropriate Box if a Member of a Group (See
              Instructions)
              (a) [ ]

              (b) [ ]
--------------------------------------------------------------------------------
         3.   SEC Use Only
--------------------------------------------------------------------------------
         4.   Citizenship or Place of Organization        Delaware
--------------------------------------------------------------------------------
Number of Shares   5.    Sole Voting Power     475,926
Beneficially       -------------------------------------------------------------
Owned by Each      6.    Shared Voting Power   -0-
Reporting Person   -------------------------------------------------------------
With               7.    Sole Dispositive Power      475,926
                   -------------------------------------------------------------
                   8.    Shared Dispositive Power    -0-
--------------------------------------------------------------------------------
         9. Aggregate Amount Beneficially Owned by Each Reporting Person 485,926***
--------------------------------------------------------------------------------
         10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
         11.  Percent of Class Represented by Amount in Row (9) 1.6%***
--------------------------------------------------------------------------------
         12.  Type of Reporting Person (See Instructions)

              PN
--------------------------------------------------------------------------------

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Schedule 13G/A                                                       Page 4 of 6


ITEM 1.

         (a) Quovadx, Inc.

         (b) 6400 S. Fiddler's Green Circle, Suite 1400, Englewood, CO 80111

ITEM 2.

         (a) James B. Hoover Dauphin Capital Partners I, L.P.

         (c) 108 Forest Ave., Locust Valley, NY 11560

         (b) United States of America

         (c) Common Stock

         (d) 74913K 10 6

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(b) OR 240.13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         Not Applicable.

ITEM 4.  OWNERSHIP

         (a) Amount beneficially owned:

             James Hoover:                               530,764** and ***
             Dauphin Capital Partners I, L.P.:           485,926***

         (b) Percent of class:

             James Hoover:                               1.8%** and ***
             Dauphin Capital Partners I, L.P.:           1.6%***

         (c) Number of shares as to which the person has:

             (i)    Sole power to vote or to direct the vote: ****

             (ii)   Shared power to vote or to direct the vote: ****

             (iii)  Sole power to dispose or to direct the disposition of: ****

             (iv) Shared power to dispose or to direct the disposition of: ****

Schedule 13G/A                                                       Page 5 of 6


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable.

ITEM 10. CERTIFICATION

         Not Applicable.

---------------

* Shares held by Dauphin Capital Partners I, L.P. Mr. Hoover is a managing member of the general partner of this entity.

** Includes 10,000 shares which may be acquired within 60 days of December 31, 2001 upon exercise of options held by James B. Hoover.

*** Includes 10,000 shares which may be acquired within 60 days of December 31, 2001 by Dauphin Management, LLC upon exercise of options. Such options may also be deemed to be indirectly beneficially owned by Dauphin Capital Partners I, L.P., DCP I, LLC, and James B. Hoover. Each member of the foregoing entities, including James B. Hoover, who is a Managing Member of DCP I, LLC, the General Partner of Dauphin Capital Partners I, L.P., and a director of Quovadx, Inc., disclaims beneficial ownership of the options held except to the extent of his proportionate pecuniary interest.

**** Lines 5-8 of pages 2 and 3 of this Schedule 13G/A are incorporated by reference and show, respectively, the ownership of each reporting person.

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Schedule 13G/A                                                       Page 6 of 6


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                 February 14, 2002
                                          ----------------------------------
                                                       Date

                                                /s/ JAMES B. HOOVER
                                          ----------------------------------
                                                     Signature

                                                    James B. Hoover
                                          ----------------------------------
                                                        Name



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 February 14, 2002
                                          ----------------------------------
                                                       Date

                                                /s/ JAMES B. HOOVER
                                          ----------------------------------
                                                     Signature

                                          James B. Hoover, Managing Member of
                                          the General Partner of Dauphin
                                          Capital Partners I, L.P.
                                          -------------------------------------
                                                     Name/Title